                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                           REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of September 2003

                 Sinopec Shanghai Petrochemical Company Limited
                 ----------------------------------------------
                 (Translation of registrant's name into English)

                              Jinshanwei, Shanghai
                          People's Republic of China
                          --------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                            Form 20-F  X   Form 40-F
                                     -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes_____ No  X
                                           -----

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

         Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby deposits the following exhibits pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

               a. Announcement on Connected Transaction issued by the Company on September 18, 2003;

               b. Notice of Extraordinary General Meeting issued by the Company on September 25, 2003;

               c. Circular on Connected Transactions issued by the Company on September 25, 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SINOPEC SHANGHAI PETROCHEMICAL
                                              COMPANY LIMITED



Dated: September 29, 2003               By:   /s/ Lu Yiping
       ------------------                     -------------
                                              Name:  Lu Yiping
                                              Title: Chairman

                                  Exhibit Index

a. Announcement on Connected Transaction issued by the Company on September 18, 2003;

b. Notice of Extraordinary General Meeting issued by the Company on September 25, 2003;

c. Circular on Connected Transactions issued by the Company on September 25, 2003.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

        [Company logo of Sinopec Shanghai Petrochemical Company Limited]
 (A joint stock limited company incorporated in the People's Republic of China)

                             CONNECTED TRANSACTIONS

The Directors announce that on 18 September 2003, the Company entered into the Company Signing Agreement with Secco, and Jinyong entered into the Jinyong Signing Agreement with Secco. The Signing Agreements provide that, upon obtaining approvals required by the Listing Rules and rules of the Shanghai Stock Exchange, each of the Company and Jinyong respectively shall enter into the Supply Contracts. The Directors have also approved the signing by the Company and Jinyong respectively of the Supply Contracts.

Under the Listing Rules, the Supply Contracts constitute connected transactions for the Company, requiring the approval of independent shareholders.

A circular containing details of the Contracts together with a notice of, and forms of proxy for, an extraordinary general meeting to approve the Supply Contracts, and including the advice of the independent financial adviser, will be despatched to the H shareholders of the Company as soon as is reasonably practicable. The controlling shareholder Sinopec and its associates shall abstain from voting at the extraordinary general meeting.

The Contracts

On 18 September 2003 the Company entered into the Company Signing Agreement with Secco, and Jinyong entered into the Jinyong Signing Agreement with Secco. Each of the Signing Agreements provides that, upon obtaining the approvals required by the Listing Rules and rules of the Shanghai Stock Exchange (including the approval of the independent shareholders of the Company), each of the Company and Jinyong respectively shall enter into the Supply Contracts.

Pursuant to the Company Supply Contract, the Company will agree to purchase a minimum of 10,000 tons of acrylonitrile annually from Secco. In addition, if the Company requires more than this minimum amount of acrylonitrile in any given year, Secco has a right of first refusal to supply all or any of such excess at terms and conditions not less favourable than those offered by any third party. The contract may be terminated by either party without cause with 3 years' prior notice, subject to a minimum term of 15 years.

Pursuant to the Jinyong Supply Contract, Jinyong will agree to purchase a minimum of 50,000 tons of acrylonitrile annually from Secco. In addition, if Jinyong requires more than this minimum amount of acrylonitrile in any given year, Secco has a right of first refusal to supply all or any of such excess at terms and conditions not less favourable than those offered by any third party. The contract may be terminated by either party without cause with 3 years' prior notice, subject to a minimum term of 15 years.

If the Company is unable to obtain the approval of the Stock Exchange and/or the independent shareholders as set out in this announcement, or subsequently, the Company will not enter into transactions pursuant to the Supply Contracts exceeding an amount permitted by the Listing Rules. The Company believes that the minimum purchase commitments contained in the Supply Contracts would not result in the Company being in breach of the relevant provisions of the Listing Rules, however in circumstances where such minimum purchase commitment would exceed the cap provided for under the Listing Rules, the Company will comply with the provisions of the Listing Rules. In addition, the Company believes that despite the right of first refusal granted to Secco under the Supply Contract, it would not be obliged to make further purchases under the Supply Contracts in circumstances where such purchases would result in a breach of the Listing Rules.

Consideration and value of the Contracts

Under each of the Supply Contracts, the price per ton for acrylonitrile purchased shall be determined according to the following formula:

Base Price - US$15 + (Import Duty Equivalent x 0.55) + Additional Port Costs

where:

Base Price =             a US$ amount equal to the "Low" Acrylonitrile Far East
                         Asia CFR Import Price per ton published in PCI - Fibres and Raw Materials, Acrylonitrile and Derivatives
                         Monthly Report for the month immediately preceding the month in which the acrylonitrile is delivered. The report is published by PCI Group, an association of specialist companies providing consulting support to the petrochemicals, fibres and related industries, independent of the Company, its directors and controlling shareholder. This price represents an Asian market price;

Import Duty Equivalent = an amount equal to the amount of customs duties which would be payable in respect of the import into the PRC of 1 ton of acrylonitrile at a price of the Base Price minus US$15/ton; and

Additional Port Costs =  any additional port costs incurred if the Company or
                         Jinyong wish the acrylonitrile to be delivered to a port other than the port of discharge specified in the Supply Contracts (being Jinshan Jetty, Shanghai, in the case of the Company, and Ningbo port, in the case of Jinyong).

The Company's and Jinyong's acrylonitrile needs not currently satisfied by its own production of acrylonitrile are satisfied entirely by imports from independent suppliers located overseas, primarily Japan. Secco will be manufacturing within the PRC, allowing the Company to make a saving on import costs. Thus the formula allows for this saved import duty cost to be shared between the Company and Jinyong, on the one hand, and Secco, on the other. In addition, the formula provides for a basic US$15 discount to the Base Price, which is a volume discount given that the Company and Jinyong will be significant customers of Secco. Taken as a whole, the above formula enables the Company and Jinyong to purchase acrylonitrile at a more favourable price than they are currently able to do so.

The Company estimates that the annual amount of consideration payable under the Company Supply Contract will initially be approximately RMB63.5 million, and the annual amount of consideration payable under the Jinyong Supply Contract will initially be approximately RMB317 million. This estimate is based on the minimum purchase commitment contained in the Supply Contracts, and average "Low" Acrylonitrile Far East Asia CFR Import Price of US$765 per ton for the 10 year period ended 31 December 2002, and using an assumed exchange rate of US$1 = RMB8.3, but prior to taking into account the additional portion of the formula set out above.

Relationship between the Company, Jinyong and Secco

Jinyong is a subsidiary of the Company, which holds 75% of the registered capital of Jinyong.

Secco is an equity joint venture company owned as to 20% by the Company, 30% by Sinopec and 50% by BP. Sinopec is the controlling shareholder of the Company, having a beneficial interest of approximately 55.56% of the registered capital of the Company.

As Sinopec is also a substantial shareholder of Secco, the Contracts between the Company and Secco, and Jinyong and Secco, respectively, constitute connected transactions of the Company and are subject to independent shareholders' approval.

Reasons for and benefits of the Supply Contracts

Relationship between the Company, Jinyong and Secco

Jinyong is a subsidiary of the Company, which holds 75% of the registered capital of Jinyong.

Secco is an equity joint venture company owned as to 20% by the Company, 30% by Sinopec and 50% by BP. Sinopec is the controlling shareholder of the Company, having a beneficial interest of approximately 55.56% of the registered capital of the Company.

As Sinopec is also a substantial shareholder of Secco, the Contracts between the Company and Secco, and Jinyong and Secco, respectively, constitute connected transactions of the Company and are subject to independent shareholders' approval.

Reasons for and benefits of the Supply Contracts

Acrylonitrile is one of the key raw materials used by the Company in its petrochemical production processes. The Company believes that the Supply Contracts enable the Company to ensure a reliable supply of acrylonitrile, at a preferential and stable price. In addition, Secco is located in the Shanghai Chemical Industry Park, approximately 15 kilometres from the Company's premises in Shanghai and approximately 100 kilometres from Jinyong (located in Zhejiang Province, a neighbouring province of Shanghai). This proximity of Secco to the Company and Jinyong reduces transport costs and minimises the transport risks associated with transporting acrylonitrile.

The terms of the Contracts were concluded after arm's length negotiations.

Waiver application

The transactions contemplated under the Supply Contracts are of a continuing nature, and will arise on a regular basis in the ordinary and normal course of the Company's and Jinyong's business. The Directors consider that full compliance with the press announcement disclosure requirements and shareholders' approval requirements on each occasion they arise would be impracticable, unduly burdensome and costly.

Accordingly, the Company intends to apply to the Stock Exchange for a waiver from strict compliance with (a) the relevant disclosure requirements under rule
14.25 of the Listing Rules; and (b) the relevant disclosure requirements and shareholders' approval requirements under rule 14.26 of the Listing Rules for the three (3) financial years ending on 31 December 2005, in respect of the ongoing transactions under the Supply Contracts. The Company will make a separate announcement regarding such waiver application as soon as possible.

Appointment of independent financial adviser, despatch of circular and notice of extraordinary general meeting

The Company will appoint an independent financial adviser to the independent board committee. A circular containing details of the Contracts together with notice of, and forms of proxy for, an extraordinary general meeting to approve the Supply Contracts, the waiver application and the cap amounts, the opinion of the independent financial adviser and the recommendation of the independent board committee, will be despatched to the H-shareholders of the Company as soon as is reasonably practicable.

The controlling shareholder Sinopec and its associates shall abstain from voting at the extraordinary general meeting in respect of the resolutions to approve the Supply Contracts.

Principal activities of the Company

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Announcement pursuant to Paragraph 39.2 of the Listing Agreement

This statement is made at the request of The Stock Exchange of Hong Kong
Limited.

We have noted the recent increases in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that, save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Definitions

"BP"                        BP Chemicals East China Investments Limited, a
                            limited liability company incorporated in England,
                            and, other than its shareholding in Secco, is
                            independent of and not connected to the Company and
                            any of the directors, chief executive, substantial
                            shareholders of the Company, its subsidiaries or any
                            of their respective associates
"Company"                   Sinopec Shanghai Petrochemical Company Limited, the
                            H shares of which are listed on the Stock Exchange
                            and the New York Stock Exchange, and the A shares of
                            which are listed on the Shanghai Stock Exchange
"Company Signing            the Agreement on Signing Acrylonitrile Supply
  Agreement"                Contract between the Company and Secco dated 18
                            September 2003
"Company Supply Contract"   the Contract for Supply of Acrylonitrile to be
                            entered into between the Company and Secco
"connected person"          shall have the meaning ascribed to it in the Listing
                            Rules
"Contracts"                 the Signing Agreements and the Supply Contracts
"controlling shareholder"   shall have the meaning ascribed to it in the Listing
                            Rules
"Directors"                 the directors of the Company, including the
                            independent non-executive directors
"Jinyong"                   Zhejiang Jinyong Acrylic Fiber Company Limited, a
                            company incorporated in the PRC, and a subsidiary of
                            the Company
"Jinyong Signing Agreement" the Agreement on Signing Acrylonitrile Supply
                            Contract between Jinyong and Secco dated 18
                            September 2003
"Jinyong Supply Contract"   the Contract for Supply of Acrylonitrile to be
                            entered into between Jinyong and Secco
"Listing Rules"             Rules Governing the Listing of Securities on the
                            Stock Exchange of Hong Kong Limited
"Ongoing Connected          ongoing transactions of the Company and Jinyong
  Transactions"             under the Supply Contracts
"PRC"                       the People's Republic of China
"RMB"                       Renminbi, the lawful currency of the PRC
"Secco"                     Shanghai Secco Petrochemical Company Limited, a
                            Sino-foreign equity joint venture company
                            incorporated in the PRC owned as to 50% by BP, 30%
                            by Sinopec and 20% by the Company
"Signing Agreements"        the Company Signing Agreement and the Jinyong
                            Signing Agreement
"Sinopec"                   China Petroleum and Chemical Corporation, and the
                            controlling shareholder of the Company
"Stock Exchange"            The Stock Exchange of Hong Kong Limited
"Supply Contracts"          the Company Supply Contract and the Jinyong Supply
                            Contract
"substantial shareholder"   shall have the meaning ascribed to it in the Listing
                            Rules

                                                           By Order of the Board
                                                               Zhang Jingming
                                                             Company Secretary

Shanghai, 18 September 2003

--------------------------------------------------------------------------------

                                     [LOGO]

                 Sinopec Shanghai Petrochemical Company Limited

 (A joint stock limited company incorporated in the People's Republic of China)

                     Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited (the Company) will be held at Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, PRC, on 21 November 2003 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as ordinary resolutions:

                              ORDINARY RESOLUTIONS

1. "THAT the Contract for Supply of Acrylonitrile to be entered into between the Company and Shanghai Secco Petrochemical Company Limited (Secco) (the Company Supply Contract), and the fulfilment of the Company's obligations thereunder be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorised to do all acts and things and execute all documents which may in his opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Company Supply Contract."

2. "THAT the Contract for Supply of Acrylonitrile to be entered into between Zhejiang Jinyong Acrylic Fiber Company Limited (Jinyong) and Secco (the Jinyong Supply Contract), and the fulfilment of Jinyong's obligations thereunder be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorised to do all acts and things and execute all documents which may in his opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Jinyong Supply Contract."


                                                           By Order of the Board
                                                               Zhang Jingming
                                                              Company Secretary

     Shanghai, 25 September 2003

Notes:

1. Shareholders whose names are registered in the register of members of the Company on close of trade on 22 October 2003 are entitled to attend and vote at the Extraordinary General Meeting. Persons holding the Company's H-shares should note that the register of members of the Company's H-shares will be closed from 22 October 2003 to 21 November 2003, both days inclusive, during which period no transfer of shares will be effected.

2. Shareholders who intend to attend the Extraordinary General Meeting are required to send the Notice of Attendance to the registered address of the Company by 31 October 2003. Please refer to the form of Notice of Attendance for details.

3. Any shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the registered address of the Company not later than 24 hours prior to the commencement of the Extraordinary General Meeting. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

4. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll, if a poll is demanded in accordance with the articles of association of the Company.

5. The Extraordinary General Meeting is expected to last for half a day. Shareholders or their proxies attending the Extraordinary General Meeting shall be responsible for their own travel and accommodation expenses.

Registered address of the Company:

The Secretary's Office of the Board of Directors of
Sinopec Shanghai Petrochemical Company Limited
48 Jinyi Road, Jinshan District
Shanghai, PRC

Post code: 200540
Telephone: (8621) 5794 3143
Fax:       (8621) 5794 0050

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
--------------------------------------------------------------------------------

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or transferee or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

--------------------------------------------------------------------------------

                                     [LOGO]

                 Sinopec Shanghai Petrochemical Company Limited

 (a joint stock limited company incorporated in the People's Republic of China)

                             CONNECTED TRANSACTIONS

                              Financial Adviser to
                 Sinopec Shanghai Petrochemical Company Limited

                                 Lehman Brothers
                          Lehman Brothers Asia Limited

                        Independent financial adviser to
                         the Independent Board Committee

                                    [GRAPHIC]

--------------------------------------------------------------------------------

A letter from the board of directors of Sinopec Shanghai Petrochemical Company Limited is set out on pages 4 to 9 of this circular, and a letter from the Independent Board Committee is set out on page 10 of this circular.

A letter from CITIC Capital Markets Limited setting out its advice to the Independent Board Committee is set out on pages 11 to 16 of this circular.

Notice of an Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited to be held at Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, PRC on 21 November 2003 at 10:00 a.m. is set out on pages 21 to 22 of this circular. Whether or not you are able to attend the meeting, please complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon as soon as possible and in any event by not later than 24 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

                                                               25 September 2003

--------------------------------------------------------------------------------
                                    CONTENTS
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

DEFINITIONS..............................................................      1

LETTER FROM THE BOARD....................................................      4

LETTER FROM THE INDEPENDENT BOARD COMMITTEE..............................     10

LETTER OF ADVICE FROM CITIC CAPITAL MARKETS LIMITED......................     11

APPENDIX -- GENERAL INFORMATION..........................................     17

NOTICE OF EXTRAORDINARY GENERAL MEETING..................................     21

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

In this circular, the following expressions have the following meanings:

"associate"                       shall have the meaning ascribed to it in the
                                  Listing Rules

"Board"                           the board of Directors

"BP" BP Chemicals East China Investments Limited, a limited liability company incorporated in England, and, other than its shareholding in Secco, is independent of and not connected to the Company and any of the directors, chief executive, substantial shareholders of the Company, its subsidiaries or any of their respective associates

"CITIC Capital"                   CITIC Capital Markets Limited, a deemed
                                  licensed corporation under the SFO for type 1, 4, 5, 6 and 9 regulated activities under the SFO

"Company"                         Sinopec Shanghai Petrochemical Company
                                  Limited, the H shares of which are listed on the Stock Exchange and the New York Stock
                                  Exchange, and the A shares of which are listed on the Shanghai Stock Exchange

"Company Signing Agreement"       the Agreement on Signing Acrylonitrile Supply
                                  Contract between the Company and Secco dated
                                  18 September 2003

"Company Supply Contract"         the Contract for Supply of Acrylonitrile to be
                                  entered into between the Company and Secco

"connected person"                shall have the meaning ascribed to it in the
                                  Listing Rules

"Connected Transactions"          transactions of the Company and Jinyong under
                                  the Supply Contracts

"Contracts"                       the Signing Agreements and the Supply
                                  Contracts

"controlling shareholder"         shall have the meaning ascribed to it in the
                                  Listing Rules

"Directors"                       the directors of the Company, including the
                                  independent non-executive directors

"Extraordinary General Meeting"   the extraordinary general meeting of the
                                  Company convened for 21 November 2003, notice of which forms part of this circular

"Independent Board Committee"     a committee comprising Mr. Gu Chuanxun, Mr.
                                  Wang Yongshou, Mr. Wang Xingyu and Mr. Chen
                                  Xinyuan, who are all independent non-executive
                                  Directors

                                      --1--

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

"Independent Shareholders"        shareholders of the Company other than Sinopec
                                  and its associates, and shareholders who have no interest in the Supply Contracts

"Jinyong"                         Zhejiang Jinyong Acrylic Fiber Company
                                  Limited, a company incorporated in the PRC, and a subsidiary of the Company, holding an interest of 75% of the registered capital

"Jinyong Signing Agreement"       the Agreement on Signing Acrylonitrile Supply
                                  Contract between Jinyong and Secco dated 18
                                  September 2003

"Jinyong Supply Contract"         the Contract for Supply of Acrylonitrile to be
                                  entered into between Jinyong and Secco

"Latest Practicable Date"         23 September 2003, being the latest
                                  practicable date before the printing of this circular for ascertaining certain information

"Listing Rules"                   Rules Governing the Listing of Securities on
                                  The Stock Exchange of Hong Kong Limited

"Notice of Extraordinary          the notice convening an extraordinary meeting
   General Meeting"               of the Company, to be held on 21 November
                                  2003, set out on pages 21 to 22 of this
                                  circular

"PRC" the People's Republic of China, excluding, for the purposes of this circular, Hong Kong, Macau and Taiwan

"RMB"                             Renminbi, the lawful currency of the PRC

"Secco" Shanghai Secco Petrochemical Company Limited, a Sino-foreign equity joint venture company incorporated in the PRC owned as to 50% by BP, 30% by Sinopec and 20% by the Company

"SFO" Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Signing Agreements"              the Company Signing Agreement and the Jinyong
                                  Signing Agreement

"Sinopec"                         China Petroleum and Chemical Corporation, and
                                  the controlling shareholder of the Company

"Stock Exchange"                  The Stock Exchange of Hong Kong Limited

"Supply Contracts"                the Company Supply Contract and the Jinyong
                                  Supply Contract

                                      --2--

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

"substantial shareholder"         shall have the meaning ascribed to it in the
                                  Listing Rules

"tons"                            metric tons

"US$" United States dollars, the lawful currency of the United States of America

For the purpose of this circular, for reference only, amounts in US$ have been translated into RMB at US$1 = RMB 8.30.

                                      --3--

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                                     [LOGO]

                 Sinopec Shanghai Petrochemical Company Limited

 (a joint stock limited company incorporated in the People's Republic of China)

Directors:                                                    Registered Office:
Lu Yiping (Chairman and President)                            48 Jinyi Road
Xu Kaicheng (Vice Chairman)                                   Jinshan District
Rong Guangdao                                                 Shanghai 200540
Feng Jianping                                                 PRC
Jiang Baoxing
Li Weichang
Liu Wenlong
Zhang Baojian

Independent Directors:
Gu Chuanxun
Wang Yongshou
Wang Xingyu
Chen Xinyuan

                                                              25 September 2003

To the Shareholders

Dear Sir or Madam,

                             CONNECTED TRANSACTIONS

1.   INTRODUCTION

On 18 September 2003 the Company announced that it had entered into the Company Signing Agreement with Secco, and Jinyong entered into the Jinyong Signing Agreement with Secco. Each of the Signing Agreements provides that, upon obtaining the approvals required by the Listing Rules and rules of the Shanghai Stock Exchange (including the approval of the Independent Shareholders), each of the Company and Jinyong respectively shall enter into the Supply Contracts. The Supply Contracts will constitute connected transactions of the Company under the Listing Rules, requiring Independent Shareholders' approval.

The purpose of this letter is to provide you with further information about the Supply Agreements and to seek your approval of the ordinary resolutions set out in the Notice of Extraordinary General Meeting.

                                      --4--

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

An Independent Board Committee has been established by the Board to advise the Independent Shareholders in respect of the Supply Agreements. The Independent Board Committee comprises Mr. Gu Chuanxun, Mr. Wang Yongshou, Mr. Wang Xingyu and Mr. Chen Xinyuan.

CITIC Capital has been retained as an independent financial adviser to the Independent Board Committee to advise on the fairness and reasonableness of the Connected Transactions for the purposes of the Listing Rules, and a copy of its letter of advice is set out on pages 11 to 16 of this circular.

The recommendation of the Independent Board Committee to the Independent Shareholders regarding the Connected Transactions is set out on page 10 of this circular.

2.   PRINCIPAL ACTIVITIES OF THE GROUP

The Group is a highly integrated petrochemical complex which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. Based on net turnover and ethylene production, the Group is one of the largest petrochemical enterprises in the PRC.

3.   THE SUPPLY CONTRACTS

Pursuant to the Company Supply Contract, the Company will agree to purchase a minimum of 10,000 tons of acrylonitrile annually from Secco. In addition, if the Company requires more than this minimum amount of acrylonitrile in any given year, Secco has a right of first refusal to supply all or any of such excess at terms and conditions not less favourable than those offered by any third party. The contract may be terminated by either party without cause with 3 years' prior notice, subject to a minimum term of 15 years from the date of commencement of delivery.

Pursuant to the Jinyong Supply Contract, Jinyong will agree to purchase a minimum of 50,000 tons of acrylonitrile annually from Secco. In addition, if Jinyong requires more than this minimum amount of acrylonitrile in any given year, Secco has a right of first refusal to supply all or any of such excess at terms and conditions not less favourable than those offered by any third party. The contract may be terminated by either party without cause with 3 years' prior notice, subject to a minimum term of 15 years from the date of commencement of delivery.

The Company expects commencement of delivery and purchases pursuant to the Supply Contracts to commence in early 2005, when Secco is expected to complete its production facilities.

The minimum purchase commitments under the Supply Contracts are consistent with the difference between the Company's own acrylonitrile capacity and the amount of acrylonitrile required by the Company and Jinyong for production purposes.

If the Company is unable to obtain relevant approvals of the Stock Exchange and/or the approval of Independent Shareholders at the Extraordinary General Meeting, or subsequently, the Company will not enter into transactions pursuant to the Supply Contracts exceeding an amount permitted by the Listing Rules. On the basis of the pricing formula and estimate set out in section 4, below, the

                                      --5--

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

Company believes that the minimum purchase commitments contained in the Supply Contracts would not result in the Company being in breach of the relevant provisions of the Listing Rules, however in circumstances where such minimum purchase commitment would exceed the cap provided for under the Listing Rules, the Company will comply with the provisions of the Listing Rules. In addition, the Company believes that despite the right of first refusal granted to Secco under the Supply Contract, it would not be obliged to make further purchases under the Supply Contracts in circumstances where such purchases would result in a breach of the Listing Rules.

4.   CONSIDERATION AND VALUE OF THE CONTRACTS

Under each of the Supply Contracts, the price per ton for acrylonitrile purchased shall be determined according to the following formula:

Base Price - US$15 + (Import Duty Equivalent x 0.55) + Additional Port Costs

where:

Base Price  = a US$ amount equal to the "Low" Acrylonitrile Far East Asia CFR
              Import Price per ton published in PCI - Fibres and Raw Materials, Acrylonitrile and Derivatives Monthly Report for the month immediately preceding the month in which the acrylonitrile is delivered. The report is published by PCI Group, an association of specialist companies providing consulting support to the petrochemicals, fibres and related industries, and independent of the Company, its directors and controlling shareholder. This price represents an Asian market price;

Import Duty = an amount equal to the amount of customs duties which would be
Equivalent    payable in respect of the import into the PRC of 1 ton of
              acrylonitrile at a price of the Base Price minus US$15/ton; and

Additional  = any additional port costs incurred if the Company or Jinyong wish
Port Costs    the acrylonitrile to be delivered to a port other than the port of discharge specified in the Supply Contracts (being Jinshan
              Jetty, Shanghai, in the case of the Company, and Ningbo port, in the case of Jinyong).

The Company's and Jinyong's acrylonitrile needs not currently satisfied by its own production of acrylonitrile are satisfied entirely by imports from independent suppliers located overseas, primarily Japan. Secco will be manufacturing within the PRC, allowing the Company to make a saving on import costs. Thus the formula allows for this saved import duty cost to be shared between the Company and Jinyong, on the one hand, and Secco, on the other. In addition, the formula provides for a basic US$15 discount to the Base Price, which is a volume discount given that the Company and Jinyong will be significant customers of Secco. Taken as a whole, the above formula enables the Company and Jinyong to purchase acrylonitrile at a discount to the price the Company and Jinyong would be required to pay for imports of equivalent products.

The Company estimates that the annual amount of consideration payable under the Company Supply Contract will initially be approximately RMB63.5 million, and the annual amount of consideration payable under the Jinyong Supply Contract will initially be approximately RMB317 million. This

                                      --6--

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

estimate is based on the minimum purchase commitment contained in the Supply Contracts, and the average "Low" Acrylonitrile Far East Asia CFR Import Price of US$765 per ton for the 10 year period ended 31 December 2002, and using an assumed exchange rate of US$1 = RMB8.3, but prior to taking into account the additional portion of the formula set out above. Applying the average "Low" Acrylonitrile Far East Asia CFR Import Price for each of the three years ended 31 December 2000, 2001 and 2002, and the pricing formula set out above, the average price payable per ton would be US$909, US$671 and US$729 respectively.

5.   RELATIONSHIP BETWEEN THE COMPANY, JINYONG AND SECCO

Jinyong is a subsidiary of the Company, which holds 75% of the registered capital of Jinyong. The remaining 25% is held by entities related to the Zhejiang Provincial Government and independent of and not connected to the Company and any of the directors, chief executive, substantial shareholders of the Company, its subsidiaries or any of their respective associates.

Secco is an equity joint venture company owned as to 20% by the Company, 30% by Sinopec and 50% by BP. Sinopec is the controlling shareholder of the Company, having a beneficial interest of approximately 55.56% of the registered capital of the Company. As far as the Company is aware, BP does not hold any interest in the registered capital of the Company.

As Sinopec is also a substantial shareholder of Secco, the Contracts between the Company and Secco, and Jinyong and Secco, respectively, constitute connected transactions of the Company and are subject to independent shareholders' approval.

6.   REASONS FOR AND BENEFITS OF THE SUPPLY CONTRACTS

Acrylonitrile is used in the production of acrylic fiber. The demand for such products in the PRC is expected to experience significant growth as a result of increasing domestic production and export demand for manufactured goods. Acrylonitrile is one of the key raw materials used by the Company in its petrochemical production processes. In each of the three years ended 31 December 2000, 2001 and 2002, the amounts and costs of the Group's purchases of acrylonitrile were 69,287 tons (US$66,584,807), 64,535 tons (US$45,045,430) and
120,279 tons (US$91,051,203) respectively, with an average price per ton (including import duty of 6%) of US$961, US$698 and US$757 respectively. The Company expects a reduction in amount of acrylonitrile purchased in future compared to previous years due to an increase in the Company's own acrylonitrile production capacity, completed in 2002.

The principal business of Secco is to construct and operate a 900,000 tons per annum ethylene petrochemical manufacturing facility, and to manufacture ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products, to provide related after-sales service and technical advice with respect to such petrochemical products and by-products and to engage in polymers application development.

                                      --7--

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

The Company believes that the Supply Contracts enable the Company to ensure a reliable supply of acrylonitrile, at a preferential price. In addition, Secco is located in the Shanghai Chemical Industry Park, approximately 15 kilometres from the Company's premises in Shanghai and approximately 100 kilometres from Jinyong (located in Zhejiang Province, a neighbouring province of Shanghai). This proximity of Secco to the Company and Jinyong reduces transport costs and minimises the transport risks associated with transporting acrylonitrile.

Although Secco will be manufacturing in the PRC, with the assistance of its foreign joint-venture partner BP, Secco has adopted advanced production technology for acrylonitrile. Accordingly, the acrylonitrile to be purchased from Secco will be produced according to international standards, and will be of a quality at least as high as that currently purchased by the Company from other sources.

The Directors believe that entering into the Supply Contracts in advance enables the Company and Jinyong to secure a reliable supply of acrylonitrile at preferential prices. The Supply Contracts are subject to a minimum term of 15 years, when the Directors believe will ensure a reliable supply of acrylonitrile at a preferential price for a prolonged period.

The terms of the Contracts were concluded after arm's length negotiations, and the Directors consider that the terms of the Contracts are on normal commercial terms, and are fair and reasonable and in the interests of the Shareholders as a whole.

The Company considers that there is currently no need to make any application for waiver from strict compliance with the Listing Rules.

7.   EXTRAORDINARY GENERAL MEETING

The Notice of the Extraordinary General Meeting to be held at Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, PRC, on 21 November 2003 at 10:00 a.m., at which an ordinary resolution will be proposed to approve the Supply Contracts, is set out on pages 21 to 22 of this circular. A notice of attendance and form of proxy for use at the Extraordinary General Meeting are also enclosed with this circular.

In accordance with the Listing Rules, Sinopec and its associates and other shareholders who are interested in the Supply Contracts, if any, will abstain from voting on the resolution to approve the Supply Contracts at the Extraordinary General Meeting.

8.   RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders, which is set out on page 10 of this circular, and which contains their recommendation.

The advice of CITIC Capital to the Independent Board Committee on the fairness and reasonableness of the Supply Contracts is set out on pages 11 to 16 of this circular.

                                      --8--

--------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
--------------------------------------------------------------------------------

9.   ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

                                                             Yours faithfully,
                                                           By Order of the Board
                                                              Zhang Jingming
                                                             Company Secretary

                                      --9--

--------------------------------------------------------------------------------
                   LETTER FROM THE INDEPENDENT BOARD COMMITTEE
--------------------------------------------------------------------------------

                                     [LOGO]


                 Sinopec Shanghai Petrochemical Company Limited

 (a joint stock limited company incorporated in the People's Republic of China)

                                                               25 September 2003

To the Independent Shareholders
of Sinopec Shanghai Petrochemical Company Limited

Dear Sir or Madam,

                             CONNECTED TRANSACTIONS

We refer to the circular dated 25 September 2003 (the Circular) issued by the Company, of which this letter forms a part. Terms defined in the Circular shall have the same meanings herein.

We have been appointed to constitute the Independent Board Committee to advise the Independent Shareholders in respect of the Supply Contracts. CITIC Capital has been appointed as the independent financial adviser to advise us in respect of the Supply Contracts. Details of the Supply Contracts are set out in the letter from the Board included in this Circular.

Having considered the information set out in the letter from the Board, and the principal factors, reasons and recommendation set out in the letter from CITIC Capital, we consider the terms of the Supply Contracts to be fair and reasonable insofar as the Independent Shareholders are concerned and believe that the Supply Contracts are in the interests of the Company and its shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution to be proposed at the Extraordinary General Meeting to approve the Supply Contracts.

                                                        Yours faithfully,
                                                       For and on behalf of
                                                 the Independent Board Committee
                                                   Gu Chuanxun   Wang Yongshou
                                                     Director       Director
                                                   Wang Xingyu    Chen Xinyuan
                                                     Director       Director

                                     --10--

--------------------------------------------------------------------------------
               LETTER OF ADVICE FROM CITIC CAPITAL MARKETS LIMITED
--------------------------------------------------------------------------------

The following is the text of a letter of advice dated 25 September 2003 received from CITIC Capital which has been prepared for incorporation into this circular:

                                                   CITIC Capital Markets Limited
                                                                26/F CITIC Tower
                                                                1 Tim Mei Avenue
                                                                         Central
                                                                       Hong Kong

                                                               25 September 2003

To the Independent Board Committee of
Sinopec Shanghai Petrochemical Company Limited

Dear Sirs,

                             CONNECTED TRANSACTIONS

INTRODUCTION

We refer to the circular dated 25 September 2003 issued to the shareholders (the "Circular"), of which this letter forms part, and our appointment as the independent financial adviser to the Independent Board Committee of Sinopec Shanghai Petrochemical Company Limited (the "Company") in respect of the contracts for supply of acrylonitrile entered into between the Company and Shanghai Secco Petrochemical Company Limited ("Secco"), and between Zhejiang Jinyong Acrylic Fiber Company Limited ("Jinyong") and Secco, details of which are set out in the "Letter from the Board" contained in the Circular. Terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Supply Contracts constitute connected transactions for the Company under the Listing Rules and, pursuant to Rule 14.26 of the Listing Rules, are subject to approval by the Independent Shareholders. We have been appointed to act as the independent financial adviser to the Independent Board Committee to consider whether the terms of the Supply Contracts, from a financial perspective, are fair and reasonable so far as the interests of the Independent Shareholders are concerned.

CITIC Capital is independent of the Company, Secco and their respective associates and accordingly is considered suitable to give independent advice to the Independent Board Committee. Apart from the normal fees payable to us in connection with our services to the Company as described above, no arrangement exists whereby we will receive any fees or benefits from the Company, Sinopec, Jinyong, Secco and their respective associates.

                                     --11--

--------------------------------------------------------------------------------
               LETTER OF ADVICE FROM CITIC CAPITAL MARKETS LIMITED
--------------------------------------------------------------------------------

In arriving at our recommendations in relation to the Supply Contracts, we have relied upon the accuracy of the information and representations contained in the Circular and have assumed that all information and representations provided by the Directors to be true, accurate, complete and relevant in all respects. We have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made and that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. With respect to any financial forecasts, estimates and projections relating to the Supply Contracts, we have assumed that each was reasonably prepared on bases reflecting the best currently available information, views and judgements of future pricing of the Supply Contracts and may be relied upon by us in formulating our opinion. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the effectiveness and implementation of the Supply Contracts will be obtained without any adverse effect on the Parties or the contemplated benefits to the Parties as derived from the Supply Contracts.

We consider that we have reviewed sufficient information to reach an informed view regarding the Supply Contracts and to justify reliance on the accuracy of the information provided to us and those contained in the Circular so as to provide a reasonable basis for our recommendations. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company and the Directors. We have not, however, conducted any independent verification of the information and the facts provided to us by the Company and the Directors in connection with the Supply Contracts and the Parties, nor of any publicly available information.

Our opinion is necessarily based upon the financial, economic, market, regulatory and other conditions as they exist on, and the facts, information and opinions made available to us as of, the date of this letter. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion expressed herein which may come or be brought to our attention after the date hereof.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1.   Background and Rationale

On 18 September 2003, the Company announced that it had entered into the Company Signing Agreement with Secco, and Jinyong entered into the Jinyong Signing Agreement with Secco. Each of the Signing Agreements provides that, upon obtaining the approvals required by the Listing Rules and rules of the Shanghai Stock Exchange, each of the Company and Jinyong respectively shall enter into the Supply Contracts with Secco.

                                     --12--

--------------------------------------------------------------------------------
               LETTER OF ADVICE FROM CITIC CAPITAL MARKETS LIMITED
--------------------------------------------------------------------------------

Secco is a Sino-foreign equity joint venture established in 2001 and is owned as to 20% by the Company, 30% by Sinopec and 50% by BP. The Supply Contracts provides for the terms and conditions on which the Company and Jinyong will purchase acrylonitrile from Secco. It is anticipated that Secco will own and operate an ethylene cracker, construction of which is expected to be completed in 2005, at Shanghai Chemical Industrial Park, Caojing, Shanghai, PRC. The ethylene cracker will produce propylene and a portion of the propylene will be used by an acrylonitrile plant associated with the ethylene cracker to produce acrylonitrile. The Company and Jinyong each owns and operates facilities which consume acrylonitrile and whose demand for acrylonitrile is expected to increase. The commencement of the delivery term shall be the day upon which Secco will be capable of producing acrylonitrile for delivery in accordance with the Supply Contracts. The Supply Contracts may be terminated by either party without cause with 3 years' prior notice, subject to a minimum term of 15 years from the date of commencement of delivery.

Acrylonitrile is used in the production of acrylic fibers. The demand for such products in the PRC is expected to experience significant growth as a result of increasing domestic production and export demand for manufactured goods.

2.   Reasons for entering into the Supply Contracts

As stated in the Letter from the Board, the Directors consider the Supply Contracts to be beneficial to the Company as they enable the Company to secure acrylonitrile supply at a preferential price. The proximity of Secco to the Company and Jinyong will result in cost savings as a result of lower transport costs. In addition, as the transactions will be conducted entirely in the PRC, it will therefore allow the Company and Jinyong to make a saving on import duty and transportation costs.

Although Secco has no prior record on production of quality acrylonitrile, Secco has adopted advanced technology on production of acrylonitrile with the technology know-how possessed by its foreign joint venture partner, BP. Accordingly, the Directors are of the view that acrylonitrile to be purchased from Secco will be produced in accordance with international standards, and will be of a quality at least as high as that currently purchased by the Company from other sources. Furthermore, if any acrylontrile delivered by Secco fails to meet the specifications concerning quantity, quality, character or condition as stipulated in the Supply Contracts, the Company or Jinyong is entitled to reject the non-compliant acrylonitrile and shall not be obliged to pay Secco for such amount.

In respect of timing, we note that the Supply Contracts have been entered at least one year in advance to the date of completion of the construction of the ethylene cracker in 2005. As advised by the Directors, entering the Supply Contracts in advance enables the Company and Jinyong to secure a reliable supply of acrylonitrile at a preferential price and can also assure Secco to have a guarantee demand on acrylonitrile upon its commencement of operation. To this end, we consider that the timing of entering into the Supply Contracts is in the interests of the Company, Jinyong and the Independent Shareholders as a whole.

The Directors consider that the terms of the Supply Contracts are fair and reasonable to the Company and are on normal commercial terms. The Directors confirmed that such terms were agreed on an arm's length basis and were no less favourable than those available from independent third parties.

                                     --13--

--------------------------------------------------------------------------------
               LETTER OF ADVICE FROM CITIC CAPITAL MARKETS LIMITED
--------------------------------------------------------------------------------

3.   Principal terms of the Supply Contracts

Minimum Purchase Commitments

Under the terms of the Supply Contracts, the Company and Jinyong separately undertake to purchase a minimum of 10,000 tons and 50,000 tons respectively of acrylonitrile annually from Secco. In addition, if the Company or Jinyong requires more than the minimum amount of acrylonitrile which they undertake in any given year, Secco will have the right of first refusal to supply all or any of such excess at terms and conditions not less favourable than those offered by any third party.

As advised by the Directors, these minimum purchase commitments are consistent with the difference between the Company's own acrylonitrile capacity and the amount of acrylonitrile required by the Company and Jinyong for production purposes.

Having taken into consideration that the minimum purchase commitments of acrylonitrile by the Company and Jinyong are consistent with the anticipated demand of the Company and Jinyong, and the terms on excess purchase offered by Secco are no less favourable than those available from any third party, we are of the view that the terms in relation to the minimum purchase commitments are fair and reasonable so far as the Independent Shareholders are concerned.

Minimum term

The Supply Contracts are subject to a minimum term of 15 years. As advised by the Directors, the reason for entering into a long-term contract is to secure a reliable supply of acrylonitrile at a preferential price for a prolonged period. Accordingly, we believe this term is in the interests of the Company, Jinyong and the Independent Shareholders as a whole.

Pricing

Under each of the Supply Contracts, the price per ton for acrylonitrile purchased shall be determined according to the following formula:

Base Price - US$15 + (Import Duty Equivalent x 0.55) + Additional Port Costs

where:

     Base Price = a US$ amount equal to the "Low" Acrylonitrile Far East Asia CFR Import Price per ton published in PCI - Fibres and Raw Materials, Acrylonitrile and Derivatives Monthly Report for the month immediately preceding the month in which the acrylonitrile is delivered;

     Import Duty Equivalent = an amount equal to the amount of customs duties which would be payable in respect of the import into the PRC of 1 ton of acrylonitrile at a price of the Base Price minus US$15/ton; and

     Additional Port Costs = any additional port costs incurred if the Company or Jinyong wish the acrylonitrile to be delivered to a port other than the port of discharge specified in the Supply Contracts.

                                     --14--

--------------------------------------------------------------------------------
               LETTER OF ADVICE FROM CITIC CAPITAL MARKETS LIMITED
--------------------------------------------------------------------------------

We believe that the pricing of acrylonitrile based on the above formula is fair and reasonable from a financial perspective so far as the independent shareholders are concerned on the following bases:

a) The PCI - Fibres and Raw Materials, Acrylonitrile and Derivatives Monthly Report is a widely used industry publication, which is commonly used as a benchmark for product pricing purposes in the petrochemical industry;

b) The Base Price is equal to the "Low" Acrylonitrile Far East Asia CFR Import Price per ton published in PCI;

c) Given that the Company and Jinyong will be significant customers of Secco, they are offered a discount of US$15/ton on the "Low" Acrylonitrile Far East Asia CFR Import Price per ton published in PCI, which represents approximately 2% of the 10-year average Acrylonitrile price from 1993 to 2002 of US$765/ton;

d) A portion of the benefit from import duty exemption will be shared between the Company and Jinyong, on the one hand, and Secco, on the other. The Company and Jinyong are required to pay only 55% of the import duty equivalent as per the pricing formula. This percentage is arrived at after arm's length negotiation between the Company, Jinyong and Secco;

e) Additional Port Costs are customary inclusions in pricing formulae of typical supply contracts; and

f) The Directors have confirmed that, at present the price payable in accordance with the pricing formula is at a discount to the price the Company and Jinyong would be required to pay for imports of equivalent products. Further, as advised by the Directors, there are no domestic suppliers of acrylonitrile at present and imports are the suitable pricing benchmark.

As advised by the Directors, the average price paid per ton for acrylonitrile purchased by the Company for each of the three years ended 31 December 2000, 2001 and 2002 (including import duty) was approximately US$961, US$698 and US$757 respectively. Applying the average "Low" Acrylonitrile Far East Asia CFR Import Price for each of these years, and the pricing formula set out above, the average price payable per ton would be US$909, US$671 and US$729 respectively. Accordingly, we are of the opinion that the above pricing formula is fair and reasonable.

For the purposes of making an estimate of the price payable under the Supply Contracts, the Directors have made use of the average "Low" Acrylonitrile Far East Asia CFR Import Price of US$765 per ton for the 10 year period ended 31 December 2002. Having regard to price fluctuations over the relevant period, we believe that a 10-year average is both a reasonable and prudent basis for making such estimate.

Conditions

As set out in the Letter from the Board, if the Company is unable to obtain relevant approvals of the Stock Exchange and/or the approval of independent shareholders at the Extraordinary General Meeting, or subsequently, the Company will not enter into transactions pursuant to the Supply

                                     --15--

--------------------------------------------------------------------------------
               LETTER OF ADVICE FROM CITIC CAPITAL MARKETS LIMITED
--------------------------------------------------------------------------------

Contracts exceeding an amount permitted by the Listing Rules. As advised by the Directors, on the basis of the pricing formula and estimates set out in section 4 of the Letter from the Board, the minimum purchase commitments contained in the Supply Contracts would not result in the Company being in breach of the relevant provisions of the Listing Rules. In any event, even if such minimum purchase commitments did result in a breach of the caps provided under the Listing Rules, and the relevant approvals were not obtained, the Company would be excused from its obligations pursuant to the force majeure clause contained in the Supply Contracts, which is defined to include any event or circumstance which (i) occurs after the date of the Supply Contracts, (ii) cannot be foreseen, avoided and overcome, and (iii) is not attributable to the default or neglect of the Party claiming force majeure.

RECOMMENDATION

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the terms of the Connected Transactions are fair and reasonable so far as the Independent Shareholders of the Company are concerned. Accordingly, we advise the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting to approve the Supply Contracts.

                                                         Yours faithfully,
                                                        For and on behalf of
                                                   CITIC Capital Markets Limited
                                                            Joseph Chu
                                                             Director

                                     --16--

--------------------------------------------------------------------------------
                         APPENDIX -- GENERAL INFORMATION
--------------------------------------------------------------------------------

1.   RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.   DISCLOSURE OF INTERESTS

(a) Interests and short positions of Directors and Supervisors in shares, underlying shares and debentures

As at the Latest Practicable Date, the interests of the Directors, Supervisors and Senior Management in the shares of the Company were as follows:

                                                      Number of     Type of
     Name                    Position                shares held    shares        Capacity
----------------------------------------------------------------------------------------------
Lu Yiping        Chairman and President                 3,600      A shares   Beneficial owner
Xu Kaicheng      Vice-Chairman                          3,600      A shares   Beneficial owner
Rong Guangdao    Director and Vice President            3,600      A shares   Beneficial owner
Feng Jianping    Director and Vice President            3,600      A shares   Beneficial owner
Jiang Baoxing    Director                               3,600      A shares   Beneficial owner
Li Weichang      Director                               1,000      A shares   Beneficial owner
Wang Yongshou    Independent Director                   3,600      A shares   Beneficial owner
Du Chongjun      Chairman of Supervisory Committee      1,000      A shares   Beneficial owner
Zhang Zhiliang   Vice President                         3,600      A shares   Beneficial owner
Liu Xunfeng      Vice President                         1,500      A shares   Beneficial owner
Wu Haijun        Vice President                         1,500      A shares   Beneficial owner

Other than as set out above, as at the Latest Practicable Date, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at the Latest Practicable Date, none of the Directors or Supervisors and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

                                     --17--

--------------------------------------------------------------------------------
                         APPENDIX -- GENERAL INFORMATION
--------------------------------------------------------------------------------

(b) Interests and short positions of substantial shareholders and other persons in shares and underlying shares

As at the Latest Practicable Date, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who are required to disclose their interests pursuant to Part XV of the SFO (other than Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)  (i) Interests in ordinary shares of the Company

                            Number and type of        % of relevant
  Name of shareholder           shares held           share capital            Capacity
---------------------------------------------------------------------------------------------
China Petroleum and       4,000,000,000 promoter   55.56% of             Beneficial owner
Chemical Corporation      legal person shares      total share capital

J.P. Morgan Chase & Co.   280,662,700 H-shares     12.05% of             Beneficial owner;
                                                   H-share capital       investment manager;
                                                                         other (lending pool)

 HSBC Asset Management    139,576,000 H-shares     5.98% of              Investment manager
(Hong Kong) Limited                                H-share capital

(ii) Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(2)  Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as stated above, as at the Latest Practicable Date, no interests or short positions of any person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

                                     --18--

--------------------------------------------------------------------------------
                        APPENDIX -- GENERAL INFORMATION
--------------------------------------------------------------------------------

(c) At the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2002, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group.

(d) At the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which had since 31 December 2002, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.   LITIGATION

Neither the Company nor any of its Subsidiaries is engaged in litigation or arbitration of material importance and there is no litigation or claim of material importance pending or threatened against the Company or any of its subsidiaries.

4.   EXPERT'S QUALIFICATION, DISCLOSURE OF INTERESTS AND CONSENT

CITIC Capital Markets Limited is a deemed licensed corporation under the SFO for type 1, 4, 5, 6 and 9 regulated activities under the SFO.

As at the Latest Practicable Date, CITIC Capital did not have any direct or indirect shareholding in any member of the Group or any right to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

As at the Latest Practicable Date, CITIC Capital did not have any direct or indirect interests in any assets which had since 31 December 2002 (being the date to which the latest published audited consolidated accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

CITIC Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and references to its name in the form and context in which they appear.

5.   SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Company or any of its subsidiaries which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

                                     --19--

--------------------------------------------------------------------------------
                        APPENDIX -- GENERAL INFORMATION
--------------------------------------------------------------------------------

6.   MATERIAL ADVERSE CHANGES

There has been no material adverse change in the financial or trading position of the Group since 31 December 2002, the date to which the latest published audited accounts of the Company have been made up.

7.   MISCELLANEOUS

(a)  The company secretary of the Company is Zhang Jingming, Senior Economist.

(b) The registered office of the Company is at 48 Jinyi Road, Jinshan District, Shanghai 200540, People's Republic of China.

(c) The share registrars and transfer office for the Company's H-shares are HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong.

(d)  The English text of this circular shall prevail over the Chinese text.

8.   DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong, and at the registered office of the Company, 48 Jinyi Road, Jinshan District, Shanghai 200540, PRC, from the date of this circular up to and including 21 November 2003:

(a)  the Contracts;

(b)  the articles of association of the Company;

(c) the annual report and accounts of the Company for each of the three financial years ended 31 December 2002;

(d)  the interim report of the Company for the six months ended 30 June 2003;

(e)  the letter of consent from CITIC Capital dated 25 September 2003; and

(f) the letter from CITIC Capital to the Independent Board Committee dated 25 September 2003, the text of which is set out on pages 11 to 16 of this circular.

                                     --20--

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

                                     [LOGO]

                 Sinopec Shanghai Petrochemical Company Limited

 (A joint stock limited company incorporated in the People's Republic of China)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited (the Company) will be held at Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, PRC, on 21 November 2003 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

                              ORDINARY RESOLUTIONS

1. "THAT the Contract for Supply of Acrylonitrile to be entered into between the Company and Shanghai Secco Petrochemical Company Limited (Secco) (the Company Supply Contract), and the fulfilment of the Company's obligations thereunder be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorised to do all acts and things and execute all documents which may in his opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Company Supply Contract."

2. "THAT the Contract for Supply of Acrylonitrile to be entered into between Zhejiang Jinyong Acrylic Fiber Company Limited (Jinyong) and Secco (the Jinyong Supply Contract), and the fulfilment of Jinyong's obligations thereunder be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorised to do all acts and things and execute all documents which may in his opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Jinyong Supply Contract."

                                                           By Order of the Board
                                                              Zhang Jingming
                                                             Company Secretary

Shanghai, 25 September 2003

Notes:

1. Shareholders whose names are registered in the register of members of the Company on close of trade on 22 October 2003 are entitled to attend and vote at the Extraordinary General Meeting. Persons holding the Company's H-shares should note that the register of members of the Company's H-shares will be closed from 22 October 2003 to 21 November 2003, both days inclusive, during which period no transfer of shares will be effected.

                                     --21--

--------------------------------------------------------------------------------
                     NOTICE OF EXTRAORDINARY GENERAL MEETING
--------------------------------------------------------------------------------

2. Shareholders who intend to attend the Extraordinary General Meeting are required to send the Notice of Attendance to the registered address of the Company by 31 October 2003. Please refer to the form of Notice of Attendance for details.

3. Any shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the registered address of the Company not later than 24 hours prior to the commencement of the Extraordinary General Meeting. A form of proxy is enclosed herewith. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

4. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll, if a poll is demanded in accordance with the articles of association of the Company.

5. The Extraordinary General Meeting is expected to last for half a day. Shareholders or their proxies attending the Extraordinary General Meeting shall be responsible for their own travel and accommodation expenses.

Registered address of the Company:

The Secretary's Office of the Board of Directors of
Sinopec Shanghai Petrochemical Company Limited
48 Jinyi Road, Jinshan District
Shanghai, PRC

Post code: 200540
Telephone: (8621) 5794 3143
Fax:       (8621) 5794 0050

                                     --22--

                                     [LOGO]

              Sinopec Shanghai Petrochemical Company Limited

 (a joint stock limited company incorporated in the People's Republic of China)

                              Notice of Attendance

To: Sinopec Shanghai Petrochemical Company Limited (the Company)

I/We (Note 1)                                                                  ,
              -----------------------------------------------------------------
being the registered holder of (Note 2)                           A Shares / H
                                        -------------------------
Shares (Note 3) in the capital of the Company hereby inform the Company that I/we intend to attend the Extraordinary General Meeting to be held at Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, PRC, on 21 November 2003 at 10:00 a.m. or to appoint proxies to attend on my/our behalf.


Signature:
           ------------------------------

Date:                                2003
      ------------------------------

Notes:

1. Please insert the full name(s) and address(es) of the shareholders as it is recorded in the register of members of the Company in BLOCK CAPITALS.

2.   Please insert the number of shares registered in your name(s).

3.   Please delete as appropriate.

4. Please duly complete and sign this Notice of Attendance, and deliver it to the registered address of the Company on or before 31 October 2003.

Registered address of the Company:

The Secretary's Office of the Board of Directors of
Sinopec Shanghai Petrochemical Company Limited
48 Jinyi Road, Jinshan District
Shanghai, P.R.C.

Post code: 200540
Telephone: (8621) 5794 3143
Fax:       (8621) 5794 0050

                                     [LOGO]

                 Sinopec Shanghai Petrochemical Company Limited

 (a joint stock limited company incorporated in the People's Republic of China)

                 FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

Number of shares to which this form of proxy relates /(Note 1)/:
                                                                 ---------------
I/We /(Note 2)/
                ----------------------------------------------------------------
of
   -----------------------------------------------------------------------------
being the registered holder(s) of /(Note 3)/                                  A
                                             --------------------------------
Shares/H Shares /(Note 4)/ ("Shares") in the capital of Sinopec Shanghai Petrochemical Company (the "Company") HEREBY APPOINT /(Note 5)/ the Chairman of the meeting and/or /(Note 5)/
                              --------------------------------------------------
of
   -----------------------------------------------------------------------------
as my/our proxy/proxies: (a) to act for me/us at the extraordinary general meeting (or at any adjournment thereof) of the Company to be held at Shangri-La Hotel, East Side, Railway Station, Jianshe Road, Shenzhen, PRC, on 21 November 2003 at 10:00 am (the "Meeting") for the purpose of considering and, if thought fit, passing the resolution (the "Resolution") as set out in the notice convening the Meeting; and (b) at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolution as hereunder indicated or, if no such indication is given, as my/our voting proxy thinks fit.

--------------------------------------------------------------------------------
      RESOLUTION                   FOR /(Note 7)/             AGAINST /(Note 7)/
--------------------------------------------------------------------------------
Ordinary Resolution 1.
--------------------------------------------------------------------------------
Ordinary Resolution 2.
--------------------------------------------------------------------------------

Dated this          day of           2003   Signature /(Note 8)/
           --------        ---------                             ---------------

Notes:

1. Please insert the number of shares registered in your name(s) to which this proxy form relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).

2.   Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.   Please insert the total number of Shares registered in your name(s).

4.   Please delete as appropriate.

5. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. If any proxy other than the Chairman of the Meeting is preferred, please strike out the words "the Chairman of the meeting and/or" and insert the name(s) and address(es) of the proxy/proxies desired in the space provided. In the event that two or more persons (other than the Chairman of the Meeting) are named as proxies and the words "the Chairman of the meeting...and/or" are not deleted, those words and references shall be deemed to have been deleted.

6. If you appoint more than one proxy, the voting rights may only be exercised by way of poll.

7. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST". Failure to complete the boxes will entitle your voting proxy to cast his vote at his discretion. On a show of hands, a member is entitled to one vote. On a poll, a member is entitled to one vote for every fully-paid Share held and a member entitled to more than one vote need not use all his votes in the same way. A tick in the relevant box indicates that the votes attached to all the Shares stated above as held by you will be cast accordingly. The total number of Shares referred to in the two boxes for the same resolution cannot exceed the number of Shares stated above as held by you. Where numbers are referred to in both boxes for the same resolution, the voting proxy will vote on a show of hands according to the box with the larger number or, in case of a equal number of both boxes, the voting proxy will cast his vote at his discretion.

8. This form of proxy must be signed by you or your attorney duly authorised in writing, or, in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised.

9. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Secretary's Office of the Company, Sinopec Shanghai Petrochemical Company Limited, 48 Jinyi Road, Jinshan District, Shanghai 200540, P.R.C., not less than 24 hours before the time appointed for holding the Meeting (or any adjournment thereof).

10. Completion and delivery of a form of proxy will not preclude you from attending and/or voting at the Meeting (or any adjournment thereof) if you so wish.

11. Any alteration made to this form of proxy must initialled by the person(s) who sign(s) it.

12. In representing the shareholders to attend the Extraordinary General Meeting, the proxy so appointed shall produce his identification document and the power of attorney duly signed by appointor or the legal representative of the appointor. The power of attorney shall state the date of issuance.